Exhibit 11.1

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2008	2007	2008	2007
Net Loss	$(722,446)	$(747,930)	$(1,521,591)	$(1,595,605)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,832,137	3,799,292	3,824,689	3,763,639
Assumed conversion of stock options	--	--	--	--

Weighted average common shares
outstanding (diluted)	3,832,137	3,799,292	3,824,689	3,763,639

Basic and diluted loss per share	$(0.19)	$(0.20)	$(0.40)	$(0.42)